Exhibit 99.1

Hepsiburada to Announce First Quarter 2022 Results on June 1, 2022

ISTANBUL, May 20, 2022 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, will report its unaudited financial results for the first quarter ending March 31, 2022 before the U.S. market opens on Wednesday, June 1, 2022.

Conference Call and Webcast Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its financial results at 16.00 İstanbul / 14.00 London / 9.00 a.m. New York time on Wednesday, June 1, 2022.

Live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada220601.html. A replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com following the call.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on June 1, 2022.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop 'Super App' to cater to our customers' everyday needs and to help make people's daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, Hepsipay. As at the end of December 2021, we had seamlessly connected 41.8 million members and 75 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our 'Technology Empowerment for Women Entrepreneurs' programme, we have reached around 29 thousand female entrepreneurs across Turkey to date.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com